FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2002

                              ARACRUZ CELULOSE S.A.


                 Rua Lauro Muller 116-21(o) Andar, Botafogo
                        Rio de Janeiro, 22299-900 Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.   Form 20-F X    Form 40-F
                                               ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ARACRUZ CELULOSE S.A.
                                                      (Registrant)


Date: October 31, 2002                      By:  /s/ Agilio Leao de Macedo Filho
                                                 -------------------------------
                                            Name:    Agilio Leao de Macedo Filho
                                            Title:   Chief Financial Officer

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                                  EXHIBIT INDEX


1. Summary of the minutes of Extraordinary Board of Directors Meeting dated October 17, 2002.


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                                    EXHIBIT 1

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                              ARACRUZ CELULOSE S/A
                         CNPJ/MF nr. 42.157.511/0001-61


                                 SUMMARY OF THE
               MINUTES OF EXTRAORDINARY BOARD OF DIRECTORS MEETING


Date, time and place:
---------------------

Held on October 17, 2002, at 4:30 p.m., extraordinarily at the Company's branch located in Rio de Janeiro, at 116, Rua Lauro Muller, 40th floor.

Quorum:
-------

Regularly called together, the following Directors were present: Erling S. Lorentzen (Chairman of the Board of Directors), Haakon Lorentzen, Eliezer Batista da Silva, Carlos Alberto Vieira, Ernane Galveas, Isaac Selim Sutton, Nelson Koichi Shimada (representing Jose Roberto Ermirio de Moraes), Leon Chant Dakessian and Marcus Olyntho de Camargo Arruda.

Directing Board:
----------------

Mr. Erling Sven Lorentzen, Chairman of the Board of Directors, acted as the Chairman of the meeting, and invited me, Jose Luiz Braga, the Company's General Counsel, to act as Secretary.

Summary of Resolutions:
-----------------------

     1. As per Article 16, XIV of the Company's by-laws and Articles 1 and 8 of Instrucao CVM nr. 10, dated as of February 14, 1980, it was resolved to authorize the Company's Board of Officers to negotiate shares issued by the Company, including those negotiated under American Depositary Receipts - ADRs, according to the following:

          o the negotiation hereby authorized aims the future cancellation of shares, without decrease of the capital stock;
          o the transactions related thereto shall be held in three (3) months from the date hereof;
          o as stated in Article 5 of Instrucao CVM nr.10, the Company's outstanding capital stock, as of September 30, 2002, is as follows:

               Common stock                        15,990,473
               Preferred "A" stock                  2,592,158
               Preferred "B" stock                431,974,912
               Total stock                        450,557,543

          o considering the treasury stock and the quantity of outstanding capital stock, the Company is able to acquire up to 44,572,640 shares, of which 1,115,933 common shares, 259,216 preferred class "A" shares and 43,197,491 preferred class "B" shares;

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          o    Bradesco S/A - Corretora de Titulos e Valores Mobiliarios, with headquarters in Sao Paulo, at 282, Av. Ipiranga, 11th floor, shall intermediate the transactions.

     2. It was further resolved that the Company be authorized to act as guarantor of a loan agreement to be executed by and between its subsidiary Veracel Celulose S/A with Nordea Bank Sweden AB (publ), in the principal amount of US$ 5,000,000.00, at a rate of Libor plus 1.5% per year. The transaction, with maturity date as of July 31, 2003, contemplates a 0.75% commitment fee and a US$ 25,000.00 arrangement fee. The Company's liability as Guarantor of such transaction shall be limited to 50%.

Termination:
------------

The resolutions were taken by unanimous vote of the present Directors. There being no further business, the meeting was adjourned with the drafting of these minutes. Rio de Janeiro, October 17, 2002. /s/ Erling Sven Lorentzen, Chairman of the meeting and Chairman of the Board of Directors; /s/ Jose Luiz Braga, Secretary of the meeting; /s/ Carlos Alberto Vieira; /s/ Haakon Lorentzen; /s/ Eliezer Batista da Silva; /s/ Ernane Galveas; /s/ Isaac Selim Suton; /s/ Nelson Koichi Shimada; /s/ Leon Chant Dakessian; /s/ Marcus Olyntho de Camargo Arruda.